Mail Stop 3561

June 24, 2008

<u>Via Fax & U.S. Mail</u>

Ms. Kim R. Payne
Chief Financial Officer
3585 Engineering Drive
Norcross, Georgia 30092

      **Re:**    **Primedia Inc.**
             **Form 10-K for the year ended December 31, 2007**
             **Filed March 17, 2008**
             **File No. 001-11106**

Dear Ms. Payne:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,


             Linda Cvrkel
             Branch Chief